Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

Page
MAINZ BIOMED N.V.
Six Month Ended June 30, 2022 and 2021
Financial Statements (Unaudited):
Condensed Interim Consolidated Statements of Financial Position	F-2
Condensed Interim Consolidated Statements of Profit and Loss and Comprehensive Loss	F-3
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-4
Condensed Interim Consolidated Statements of Cash Flows	F-5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-6

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in US Dollars).

		June 30,	December 31,
	Note	2022	2021

ASSETS
Current Assets
Cash		$26,006,609	$8,727,542
Trade and other receivables, net	4	332,918	111,842
Inventories		36,694	-
Prepaid expenses	5	422,090	769,825
Total Current Assets		26,798,311	9,609,209

Property and equipment		267,940	37,884
Right-of-use asset	6	537,569	393,702
Other asset		11,532	-
Total assets		$27,615,352	$10,040,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	7	$1,205,788	$784,786
Accrued payroll		44,447	233,710
Accounts payable - related party	13	104,840	84,750
Convertible debt - related party	8	72,930	77,887
Loans payable	9	-	22,754
Loans payable - related party	9	-	92,792
Silent partnership	10	732,339	-
Silent partnership - related party	10	198,549	-
Lease liabilities	6	114,669	55,076
Total current liabilities		2,473,562	1,351,755

Silent partnerships	10	648,207	1,463,981
Silent partnerships - related party	10	246,625	476,138
Lease liabilities	6	475,148	387,766
Total Liabilities		3,843,542	3,679,640

Shareholder’s equity
Share capital	11	163,332	141,075
Share premium	11	38,256,659	13,126,493
Reserve	11	14,514,102	9,736,066
Accumulated deficit		(29,247,405)	(16,644,958)
Accumulated other comprehensive income		85,122	2,479
Total shareholders’ equity		23,771,810	6,361,155

Total liabilities and shareholders’ equity		$27,615,352	$10,040,795

Nature of operations and going concern (Note 1)

Subsequent events (Note 21)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Profit and loss and Comprehensive Loss

(Unaudited)

(Expressed in US Dollars)

		Six months ended
		June 30,
	Note	2022	2021

Revenue		$239,805	$417,311
Cost of revenue	12	119,005	64,772
Gross profit		120,800	352,539

Operating expenses
General and administrative	17	9,268,054	250,692
Sales and marketing	17	2,520,496	150,335
Research and development	17	911,716	206,146
Total operating expenses		12,700,266	607,173

Loss from operations		(12,579,466)	(254,634)

Other income (expense)
Accretion expense	8, 9, 10	(40,697)	(95,687)
Government grant – research and development	14	69,109	143,712
Government grant – below market financing		-	1,897
Interest expense		(75,216)	(73,364)
Other income		23,823	16,355
Total other expense		(22,981)	(7,087)

Loss before income tax		(12,602,447)	(261,721)
Income taxes provision		-	-
Net loss		$(12,602,447)	$(261,721)

Foreign currency translation gain		82,643	82,963
Comprehensive loss		$(12,519,804)	$(178,758)

Basic and dilutive loss per ordinary share		$(0.91)	$(0.05)
Weighted average number of ordinary shares outstanding		13,821,914	5,607,243

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Unaudited)

(Expressed in US Dollars)

 For the Six Months Ended June 30, 2022

							Accumulated Other	Total
		Number of	Share	Share		Accumulated	comprehensive	Shareholders’
	Note	shares	Capital	Premium	Reserve	Deficit	Income	Equity

Balance, December 31, 2021		12,010,001	$141,075	$13,126,493	$9,736,066	$(16,644,958)	$2,479	$6,361,155

Sale of ordinary shares	11	1,725,000	15,525	23,850,364	-	-	-	23,865,889
Issuance of ordinary shares for exercise of warrants	11	689,973	6,210	492,704	(116,414)	-	-	382,500
Share based expense	11	58,000	522	787,098	-	-	-	787,620
Stock option expense	11	-	-	-	4,894,450	-	-	4,894,450
Net loss		-	-	-	-	(12,602,447)	-	(12, 602,447)
Foreign currency translation		-	-	-	-	-	82,643	82,643
Balance, June 30, 2022		14,482,974	$163,332	$38,256,659	$14,514,102	$(29,247,405)	$85,122	$23,771,810

For the Six Months Ended June 30, 2021

						Accumulated Other	Total
	Number of	Share	Share		Accumulated	comprehensive	Shareholders’
	shares	Capital	Premium	Reserve	Deficit	Income (loss)	Deficit
Balance, December 31, 2020	5,607,243	$64,265	$41,846	$2,309,684	$(4,954,860)	$(202,490)	$(2,741,555)

Issuance of ordinary shares for conversion of debt	392,757	4,784	3,115	500,338	-	-	508,237
Net loss	-	-	-	-	(261,721)	-	(261,721)
Foreign currency translation	-	-	-	-	-	82,963	82,963
Balance, June 30, 2021	6,000,000	$69,049	$44,961	$2,810,022	$(5,216,581)	$(119,527)	$(2,412,076)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in US Dollars)

		Six months ended
		June 30,
	Note	2022	2021
Cash Flows From Operating Activities
Net loss		$(12,602,447)	$(261,721)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	11	5,682,070	-
Depreciation and amortization		62,369	34,835
Bad debt expense		470	-
Accretion expense	8, 9, 10	40,697	95,687
Changes in operating assets and liabilities:
Trade and other receivables		(47,371)	(32,325)
Inventory		(38,269)	-
Prepaid expenses and other assets		332,078	7,143
Accounts payable and accrued liabilities		113,499	23,851
Net cash used in operating activities		(6,456,904)	(132,530)

Cash Flows From Investing Activities
Purchase of property and equipment		(252,446)	(4,580)
Net cash used in investing activities		(252,446)	(4,580)

Cash Flows From Financing Activities
Sale of ordinary shares and warrants	11	23,865,890	-
Warrant exercise proceeds	11	382,500	-
Proceeds from silent partnerships	11	-	241,040
Repayment of loans payable	9	(111,049)	-
Repayment of lease obligations	6	(45,690)	(24,011)
Net cash provided by financing activities		24,091,651	217,029

Effect of changes in exchange rates		(103,234)	(7,322)

Net change in cash		17,279,067	72,597
Cash at beginning of period		8,727,542	122,568
Cash at end of period		$26,006,609	$195,165

Non-Cash Investing And Financing Activities
Right of use asset additions		$235,221	$12,346
Issuance of common stock for conversion of debt and accrued interest		$-	$508,237

Supplemental Cash Flow Disclosures:
Interest paid		$57,677	$23,959
Tax paid		$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Notes to the Condensed Interim Consolidated Financial Statements

(Unaudited)

(Expressed in US dollars)

June 30, 2022

1. NATURE OF OPERATIONS AND GOING CONCERN

Mainz Biomed N.V. (the “Company”) is domiciled in the Netherlands. The Company’s registered office is at Keizersgracht 391A, EJ Amsterdam. The Company was formed to acquire the business of Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH (“PharmaGenomics”, “PG”)). In September 2021, the Company completed such acquisition.

We develop in-vitro diagnostic (“IVD”) tests for clinical diagnostics in the area of human genetics, focusing in the areas of personalized medicine, led by our flagship ColoAlert™ product in European markets. We additionally operate a clinical diagnostic laboratory. We develop and distribute our IVD kits to third-party laboratories and through our on-line store.

Throughout these consolidated financial statements, Mainz Biomed N.V. and its wholly owned subsidiaries, Mainz Biomed USA, Inc. and Mainz Biomed GmbH (f/k/a PharmGenomics GmbH), are referred to, collectively and individually as “Mainz”, “Mainz Biomed”, or the “Company”.

Share Exchange

On August 3, 2021, the Company entered into a contribution agreement (the “Contribution Agreement”) between Mainz Biomed B.V. (“Mainz”), which was a private company with limited liability under Dutch law incorporated for the purpose of acquiring PharmGenomics. Under the Contribution Agreement, 100% of the shares of PharmGenomics were acquired in exchange for 6,000,000 shares of the Company. Upon the closing of the Contribution Agreement, PharmGenomics became a wholly owned subsidiary of the Company and the former shareholders of PharmGenomics held approximately 62% of the outstanding shares of the Company prior to the Company’s initial public offering. On September 20, 2021 PharmGenomics and the Company closed the Contribution Agreement. In November 2021, the Company completed its initial public offering of its ordinary shares on the Nasdaq Capital Market, selling 2,300,000 shares at $5.00 per share. Upon its IPO, Mainz Biomed B.V. became Mainz Biomed N.V.

Going Concern

The Company has recurring losses, accumulated deficit totaling $29,247,405 and negative cash flows used in operating activities of $6,456,904 as of and for the six months ended June 30, 2022. The Company has sufficient cash on hand, including from the ordinary share offering completed in January 2022, to cover its current liabilities and the estimated cash to be used in operations based for the next twelve months. As a result of the actions noted above, management believes that it will have sufficient working capital to meet its planned operating cash flow requirements.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

COVID-19 Impact

On March 11, 2020, the outbreak of the novel strain of coronavirus specifically identified as “COVID-19” was declared a pandemic by the World Health Organization. The outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus which in turn have caused material disruption to business globally. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions and the severity and frequency of new strains of the coronavirus. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

2. BASIS OF PRESENTATION

Basis of Presentation and Statement of Compliance

These condensed interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim financial statements do not include all of the information required of a full set of annual financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2021 and notes thereto contained in the Company’s Form 20-F.

These condensed interim financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The condensed interim financial statements were authorized for issuance by the Audit Committee of the Board of Directors on September 1, 2022.

New Accounting Standards

Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied

●	In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

●	In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Based upon our current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the amended standard.

3. ACCOUNTING POLICIES, ESTIMATES AND SIGNIFICANT MANAGEMENT JUDGMENTS

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on a weighted average cost and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Critical Accounting Estimates and Significant Management Judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

Provision for expected credit losses on trade receivables

The provision for expected credit losses on trade receivables are estimated based on historical information, customer concentrations, customer solvency, current economic and geographical trends, and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

Estimating the incremental borrowing rate on leases

The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Estimating the fair value of share-based payment transactions

The Company utilizes a Black-Scholes model, or where appropriate, a Monte-Carlo Simulation to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected future volatility of the Company’s estimated share price, and makes such assumptions based on a proxy of publicly-listed entities under an expectation that historical volatility is representative of the expected future volatility. Additionally, estimates have been made by management, in respect of the performance warrants, regarding the length of the vesting period as well as the number of performance warrants that are likely to vest.

Estimating the fair value of financial instruments

When the Company recognizes a financial instrument, where there is no active market for such instrument, the Company utilizes alternative valuation methods. The Company utilizes inputs from observable markets to the extent that an appropriate market can be identified, but when there is a lack of such a market, the Company applies judgment to determine a fair value. Such judgments require those such as risk and volatility, of which changes in such assumptions may impact the fair value of the financial instrument.

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

●	The determination of the lease term of contracts with renewal and termination options;

●	Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary differences and net operating losses to be utilized;

●	Whether there are indicators of impairment of the Company’s long-lived assets;

●	That Mainz Biomed N.V. did not constitute a business at the time of the contribution agreement; and

●	Development costs do not meet the conditions for capitalization in accordance with IAS 38 and therefore all research and development costs have been expensed as incurred.

4. TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2022	2021
Accounts receivable	$59,768	$17,995
Less: allowance for doubtful accounts	(734)	(796)
Accounts receivable, net	59,034	17,199
VAT receivable	271,694	94,085
Other	2,190	558
	$332,918	$111,842

5. PREPAID AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2022	2021
Prepaid insurance	$361,185	$743,750
Other prepaid expense	31,665	12,590
Security deposit	29,240	13,485
	$422,090	$769,825

6. LEASES

Right-of-Use Assets

The Company’s leases certain assets under lease agreements.

	Office	Laboratory
	Equipment	Equipment	Vehicles	Office lease	Total
Cost

Balance at January 1, 2021	$31,584	$11,234	$-	$527,285	$570,103
Additions	20,233	12,121	-	-	32,354
Effects of currency translation	(3,063)	(1,279)	-	(38,142)	(42,484)
Balance at December 31, 2021	$48,754	$22,076	$-	$489,143	$559,973
Additions	18,610	117,011	58,834	40,768	235,223
Effects of currency translation	(4,593)	(6,549)	(2,422)	(40,067)	(53,631)
Balance at June 30, 2022	$62,771	$132,538	$56,412	$489,844	$741,565

Accumulated amortization
Balance at January 1, 2021	$3,983	$2,340	$-	$107,245	$113,568
Amortization	6,135	5,487	-	51,734	63,356
Effects of currency translation	(524)	(380)	-	(9,749)	(10,653)
Balance at December 31, 2021	$9,594	$7,447	$-	$149,230	$166,271
Amortization	5,788	14,143	7,080	25,943	52,954
Effects of currency translation	(991)	(1,166)	(291)	(12,781)	(15,229)
Balance at June 30, 2022	$14,391	$20,424	$6,789	$162,392	$203,996

As of June 30, 2022, management assessed that there were no events or changes in circumstances that would require impairment testing.

The carrying amount of the right-of-use assets is amortized on a straight-line basis over the life of the leases, which at June 30, 2022, had an average expected life of 5 years.

Lease Liabilities

The Company’s lease liabilities consist of office and laboratory equipment and office space. The present value of future lease payments were measured using an incremental borrowing rate of 10% per annum as of January 1, 2021 and January 1, 2022.

Total
Balance as of January 1, 2021	$495,051
Additions	32,955
Interest expenses	47,102
Lease payments	(97,429)
Effects of currency translation	(34,835)
As of December 31, 2021	$442,844
Additions	235,221
Interest expenses	25,338
Lease payments	(71,029)
Effects of currency translation	(42,557)
As of June 30, 2022	$589,817

Lease liabilities	June 30, 2022	December 31, 2021
Current portion	$114,669	$55,076
Long-term portion	475,148	387,766
Total lease liabilities	$589,817	$442,842

At June 30, 2022, the Company is committed to minimum lease payments as follows:

Maturity analysis	June 30, 2022
Less than one year	$77,108
One to two years	154,216
Two to three years	151,782
Three to four years	95,580
Four to five years	82,443
More than five years	133,238
Total undiscounted lease liabilities	$694,367
Amount representing implicit interest	(104,550)
Lease obligations	$589,817

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	June 30,	December 31,
	2022	2021
Accounts payable	$503,181	$747,768
Accrued liabilities	51,633	26,989
Payroll liabilities	50,974	6,812
Bonus accrual	600,000	-
VAT payable	-	3,217
	$1,205,788	$784,786

8. CONVERTIBLE DEBT – RELATED PARTY

During the years ended December 31, 2019 and 2020, the Company entered into loan agreements with related parties totaling EUR 417,133 (approximately $467,154) (the “2019 and 2020 Convertible Loans”). The 2019 and 2020 Convertible Loans bear interest at 3.5% and have a maturity date of September 30, 2022. While the 2019 and 2020 Convertible Loans are outstanding, the lenders are entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. As the Company incurred losses during 2021, 2020 and 2019, no expense has been recorded in any period for profit sharing. At maturity, the 2019 and 2020 Convertible Loans are convertible into ordinary shares of the Company at EUR 1 per share.

The 2019 and 2020 Convertible Loans were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 2019 and 2020 Convertible Loans between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature. The Company recognized debt discounts totaling EUR 13,064 on issuance of the 2019 and 2020 Convertible Loans.

In November 2017, the Company entered into loan agreements with two shareholders of the Company for loans totaling EUR 80,278 (approximately $92,007) (the “2017 Convertible Loans”). The loans are convertible at the option of the lender to shares totaling 4.25% of the Company’s common shares outstanding at the time of conversion. The loans are non-interest bearing, are unsecured and are due on demand. During the year ended December 31, 2019, principal in the amount of EUR 5,000 ($5,597) was exchanged for the 2019 and 2020 Convertible Loans and EUR 5,000 ($5,597) was extinguished as the lender elected to offset the debt amount against amounts in trade receivables due to the Company.

During the year ended December 31, 2021, the loan amount of EUR 417,272 ($508,237) were converted into 392,757 shares of share capital and the Company received cash of EUR 6,485 ($7,673) to issue shares.

A continuity of the Company’s Convertible Debt – Related Party is as follows:

	2019 and 2020 Convertible Loans	2017 Convertible Loans	Total
Balance, January 1, 2021	$447,181	$86,189	$533,370
Accretion	60,136	-	60,136
Conversion	(471,528)	(36,709)	(508,237)
Effects of currency translation	(3,568)	(3,814)	(7,382)
Balance, December 31, 2021	$32,221	$45,666	$77,887
Accretion	1,205	-	1,205
Effects of currency translation	(2,578)	(3,584)	(6,162)
Balance, June 30, 2022	$30,848	$42,082	$72,930

9. LOANS PAYABLE

During the year ended December 31, 2020, the Company entered into a loan agreement for the principal amount of EUR 20,000 (approximately $22,828) (the “0.1% Loan). The 0.1% Loan bears interest at 0.1% per month and is due on demand and is secured against the Company’s trade receivables.

Between the years of 2011 to 2013, the Company received loans from related parties totaling EUR 35,000 (approximately $40,144) (the “Related Party 6% Loans”). The Loans have a stated interest rate of at 6.0%. EUR 10,000 (approximately $11,461) of the loans matured on July 31, 2020 and EUR 25,000 (approximately $28,653) of the loan matured on December 31, 2021. As the Related Party 6% Loans were received at below market interest rates, the initial fair value of the 3% Loan was determined to be EUR 21,936 (approximately $25,140), determined using an estimated effective interest rate of 11.5%.

In 2017, the Company obtained a line of credit of up to EUR 200,000 (approximately $229,224) (the “LOC”). The LOC accrues interest of 4% on amounts drawn, and a 0.5% fee if no amounts are drawn. The LOC was fully repaid in early 2022.

During the six months ended June 30, 2022, loans payable was fully paid off.

A continuity of the Company’s loans payable is as follows:

	0.1% Loan	Related party 6% Loans	Related party LOC	Total
Balance, January 1, 2021	$24,528	$41,326	$66,979	$132,833
Issued during the year	-	-	2,305	2,305
Extinguished during the year	-	-	(11,832)	(11,832)
Accretion	-	1,542	-	1,542
Effects of currency translation	(1,774)	(3,049)	(4,479)	(9,302)
Balance, December 31, 2021	$22,754	$39,819	$52,973	$115,546
Extinguished during the year	(21,868)	(38,269)	(52,777)	(112,914)
Effects of currency translation	(886)	(1,550)	(196)	(2,632)
Balance, June 30, 2022	$-	$-	$-	$-

10. SILENT PARTNERSHIPS

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR 299,400 (approximately $341,740) (the “3% SPAs”). The Company is to repay the amount by December 31, 2025. The Company must pay a minimum of 3% interest per annum on the loans. The lender is entitled to 3% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. Upon the amounts coming due, the lender of the 3% SPAs have the option to demand an additional payment equal to 15% of the contribution as a final remuneration (the “Final Renumeration”). The Final Remuneration is considered to be the cost of issuing debt. The 3% SPAs were received at below market interest rates as part of a government program for COVID-19 relief. The initial fair value of the 3% SPAs was determined to be EUR 218,120 (approximately $248,966), which was determined using an estimated effective interest rate of 11.5%. The difference between the face value and the fair value of the 3% SPAs of EUR 81,280 ($92,774) has been recognized as government grant income during the period. During the year ended December 31, 2021 the Company received the remaining EUR 200,000 ($236,640). The initial fair value of the 3.0% SPAs received was determined to be EUR 230,000 (approximately $272,136), determined using an estimated effective interest rate of 11.5%. The initial fair value of the 3.0% SPAs received in 2021 was determined to be EUR 156,549 (approximately $185,229), which was determined using an estimated effective interest rate of 11.5%. The difference between the face value and the fair value of the 3.0% SPAs received in 2021 of EUR 43,451 (approximately $51,410) has been recognized as government grant income during the period.

During the year ended December 31, 2020, the Company entered into silent partnership agreements whereby the lender agreed to lend a total of EUR 50,000 (approximately $57,071) (the “3.5% SPAs”). The Company is to repay the amount by June 30, 2025. The Company must pay a minimum of 3.5% interest per annum on the loans. The lender is entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the ender does not partake in the Company’s losses. The 3.5% SPAs are convertible to common shares of the Company at EUR 1 per share in the event that the Company is involved in any of the following transactions: capital increases, a share or asset deal or a public offering. Pursuant to the silent partnership agreement, the Company notified the holder, at which point the holder declined the opportunity to convert their loan into common shares. The 3.5% SPAs were determined to be a financial instrument comprising an equity classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the 3.5% SPAs between the two components. The host debt component was valued first, based on similar debt securities without an embedded conversion feature and the residual was allocated to the equity-classified conversion feature.

Between the years of 2013 to 2016, the Company entered into silent partnership agreements for loans totaling EUR 798,694 (approximately $915,383) (the “8.5% SPAs”). Under the 8.5% SPAs, the Company is to repay EUR 398,634 (approximately $408,496) of the loans by June 30, 2023 and EUR 400,000 (approximately $409,859) of the loans matures on December 31, 2025. The Company must pay a minimum of 8.5% interest per annum on the loans. The lenders are entitled to 1.66% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the lenders of the 8.5% SPAs have the option to demand an additional payment equal to 30% of the principal of the loans as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8.5% SPAs was determined to be EUR 772,568 (approximately $85,440), determined using an estimated effective interest rate of 11.5%. Under the agreements, the lenders also agreed to invest in the Company and contributed EUR 676,366 (approximately $775,183) to acquire 27,752 shares of the Company between the years of 2013 and 2016. During the year ended December 31, 2020, EUR 80,000 (approximately $99,527) of the 8.5% SPAs was extinguished as the lender, who is also a customer of the Company, elected to offset the debt amount against amounts in trade receivables due to the Company. The debtor did not demand the Final Remuneration and the Company recognized a gain on the extinguishment of $8,214.

In 2010, the Company entered into a silent partnership agreement whereby the lender agreed to lend the Company EUR 300,000 (approximately $343,830) (the “8% SPA”). The Company must repay the loan by January 31, 2023. The Company must pay a minimum of 8% interest per annum on the loan. The lender is entitled to 1.95% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lender does not partake in the Company’s losses. At maturity, the lender of the 8% SPA has the option to demand an additional payment of up to 30% of the principal of the loan as a Final Remuneration. The Final Remuneration is considered to be cost of issuing the debt and as such, the initial fair value of the 8% SPA was determined to be EUR 289,900 (approximately $332,254), determined using an estimated effective interest rate of 11.5%.

A continuity of the Company’s silent partnerships is as follows:

	3% SPAs	3.5% SPAs	8.5% SPAs	8% SPAs	Total
Balance, January 1, 2021	$288,558	$43,313	$1,030,167	$456,212	$1,818,250
Issued during the year	236,636	-	-	-	236,636
Discount	-	-	(51,410)	-	(51,410)
Accretion	34,970	3,214	30,018	10,093	78,295
Effects of currency translation	(31,315)	(3,256)	(73,694)	(33,387)	(141,652)
Balance, December 31, 2021	$528,849	$43,271	$935,081	$432,918	$1,940,119
Accretion	19,166	1,557	14,066	4,704	39,493
Effects of currency translation	(42,294)	(3,460)	(73,967)	(34,171)	(153,892)
Balance, June 30, 2022	$505,721	$41,368	$875,180	$403,451	$1,825,720

11. EQUITY

Ordinary shares

The Company has 45 million ordinary shares authorized. Holders of ordinary shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The par value of share capital is EUR 0.01 per share.

During the six months ended June 30, 2022, the Company issued ordinary shares as follows:

●	1,725,000 ordinary shares issued for gross proceeds of approximately $25.9 million (proceeds net of offering expenses was $23.9 million);

●	689,973 ordinary shares issued for exercise of warrants, including cashless exercises (proceeds from cash exercises of warrants was $382,500); and

●	58,000 ordinary shares issued for services valued at $787,620

Warrants

During the year ended December 31, 2021, in conjunction with private sales of ordinary shares, the Company issued 3,755,000 warrants and issued 140,000 underwriter warrants with its IPO, cumulatively valued at $754,286, which was recorded to Reserve in the Statement of Financial Position. The warrants were valued using the Black-Scholes pricing model. The Black-Scholes model requires six basic data inputs: the exercise or strike price, time to expiration, the risk free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement.

For the year ended December 31 2021, the estimated fair values of the warrants measured are as follows:

December 31,
2021
Stock price at time of issuance	$0.283 - 1.602
Exercise price	$3.00
Expected term	2 - 5 years
Expected average volatility	75 - 95%
Expected dividend yield	0
Risk-free interest rate	0.16 - 1.08%

A summary of activity during the six months ended June 30, 2022 is as follows:

	Warrants	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2021	3,895,000	$3.08	1.60
Grants	-	-	-
Exercised	(507,500)	3.00	1.46
Expired	-	-	-
Balance as of June 30, 2022	3,387,500	$3.08	1.08

Stock options

During 2021, we adopted our 2021 Omnibus Incentive Plan, and on June 28, 2022 we adopted our 2022 Omnibus Incentive Plan (the “Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed 2,800,000 ordinary shares.

During the year ended December 31, 2021, the Company granted 1,504,650 stock options valued at $13,968,627. Stock options with time-based vesting were valued using the Black-Scholes pricing model, while stock options with market-based vesting were valued using the Monte Carlo simulation. During the year ended December 31, 2021, the Company recorded share-based compensation of $6,430,158 and the unamortized expense of $7,538,469 as of December 31, 2021. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

During the six months ended June 30, 2022, the Company granted 487,000 stock options valued at $4,336,798. Stock options with time-based vesting were valued using the Black-Scholes pricing model.

During the six months ended June 30, 2022, the Company recorded share-based compensation of $4,894,450 and had unamortized expense of $6,952,548 as of June 30, 2022. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the six months ended June 30, 2022, the estimated fair values of the stock options are as follows:

June 30,
2022
Exercise price	$8.91 - 20.87
Expected term	5.55 - 6.75 years
Expected average volatility	73% - 79%
Expected dividend yield	-
Risk-free interest rate	1.26% - 3.38%

A summary of activity during the six months ended June 30, 2022 follows:

	Stock Options	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2021	1,504,650	$5.10	9.85
Grants	487,000	13.16	10.00
Exercised	-	-	-
Expiry	-	-	-
Balance as of June 30, 2022	1,991,650	$7.07	9.46

Exercisable as of June 30, 2022	933,040	$5.14	9.36

12. COST OF REVENUE

For the six-month periods ended June 30, 2022 and 2021, cost of revenue consisted of test kit materials.

13. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board, its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Scientific Officer. The remuneration of directors and key management personnel during the six months ended June 30, 2022 and 2021 was as follows:

	Six months ended
	June 30,
	2022	2021
Salaries and benefits	$1,264,187	$109,733

Remuneration paid to related parties other than key personnel during the six months ended June 30, 2022 and 2021 was as follows:

	Six months ended
	June 30,
	2022	2021
Salaries and benefits	$61,116	$943

During the six months ended June 30, 2022 and 2021, the Company incurred interest expense of $16,838 and $24,983 on balances owing to related parties, respectively.

During the six months ended June 30, 2022 and 2021, the Company incurred accretion expense of $7,885 and $9,908 on balances owing to related parties, respectively.

As at June 30, 2022, EUR 30,000 (approximately $31,452) with a carrying value of $30,848 (2021 – $33,767) of the 2019 and 2020 Convertible Loans were owing to the Chief Scientific Officer of the Company and a major shareholder of the Company, respectively. The amounts are due on September 30, 2022.

As at June 30, 2022, EUR 350,000 (approximately $366,940) (2021 – EUR 350,000) with a carrying value of $445,174 (2021 – $498,972) of the 8.5% SPAs were owing to major shareholders of the Company. EUR 150,000 of the loan is due on June 30, 2023 and EUR 200,000 of the loan is due on December 31, 2025.

During the six months ended June 30, 2022 and 2021, we recorded expenses of $126,173 and $0, respectively, for the cost of royalties and other associated costs owed to ColoAlert AS, the company from which we exclusively license the ColoAlert product. Our Board Chairman is also a significant equity holder of ColoAlert AS. During the six months ended June 30, 2022 and 2021, we paid ColoAlert AS $27,335 and $0, respectively. On June 30, 2022 and December 31, 2021, we had liabilities recorded for unpaid costs to ColoAlert AS of $104,840 and $84,750, respectively, recorded as Accounts payable – related party.

14. GOVERNMENT GRANTS

The Company receives government grants related to its research and development activities. The amount of government grants received during the periods ended June 30, 2022 and 2021 and recognized as research grant revenue were as follows:

	Six months ended
	June 30,
Research and Development Projects	2022	2021
Rapid detection of antibody-based pathogens	$19,072	$64,596
Multi-marker test for the early detection of pancreatic cancer	50,037	79,116
	$69,109	$143,712

As of June 30, 2022 and December 31, 2021, the grants for rapid detection of antibody-based pathogens and a multi-marker test for the early detection of pancreatic cancer had remaining grant balances of approximately $168,161 and $254,796, respectively.

15. FINANCIAL INSTRUMENT RISK MANAGEMENT

Basis of Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 — Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, trade and other receivables, accounts payable and accrued liabilities, lease liabilities, convertible debentures, and loans payable. With the exception of convertible debentures and loans payable, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities. The fair value of convertible debentures and notes payable approximate their carrying value, excluding discounts, due to minimal changes in interest rates and the Company’s credit risk since issuance of the instruments.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit Risk

The Company’s principal financial assets are cash and trade receivables. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. The Company carries cash balances at US financial institutions more than the federally insured limit of $250,000 per institution and German €100,000 limit per institution. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

The Company mitigates its credit risk on receivables by actively managing and monitoring its receivables. The Company has been determined that no credit loss provision is required, as all amounts outstanding are considered collectible. During the six months ended June 30, 2022, the Company incurred $470 in bad debt expense (2021 - $0). The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As at June 30, 2022, the Company had an unrestricted cash balance of $26,006,609 to settle current liabilities of $2,473,562.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of ordinary shares and credit facility borrowings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to equity or debt financing.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at June 30, 2022:

	Within	Between one and	More than
	one year	five years	five years
Accounts payable and accrued liabilities	$1,310,628	$-	$-
Accounts payable - related party	44,447	-	-
Convertible debt - related party	72,930	-	-
Silent partnerships	930,888	894,832	-
Lease liabilities	114,669	375,494	99,654
	$2,473,562	$1,270,326	$99,654

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As the Company operates in Germany it holds a portion of its cash balances in Euro to approximate between three to twelve months estimated operating needs. The remainder of the Company’s cash is held in U.S. Dollars, the Company’s reporting currency, which we also expect to be the currency of the Company’s largest cash outlays over the next twenty-four months.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as its financial liabilities carry interest at fixed rates.

Capital Management

In the management of capital, the Company includes components of stockholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As a young growth company, issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

16. CONCENTRATIONS

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. For the six months ended June 30, 2022 and 2021, the Company had revenue from four and two customers that accounted for approximately 81% and 51% of revenue, respectively.

17. OPERATING EXPENSES

For the years ended June 30, 2022 and 2021, operating expenses consisted of the follows,

General and administrative	2022	2021
Bad Debt	$470	$-
Consulting expenses	323,998	20,378
Depreciation and amortization	28,463	15,801
Office expenses	293,137	26,823
Professional fees	1,596,931	14,521
Salaries and benefits	1,968,706	172,192
Employee stock option expense	4,894,450	-
Travel and entertainment	107,229	977
Royalty expenses	54,670	-
	$9,268,054	$250,692

Sales and marketing	2022	2021
Marketing and advertising	$2,239,283	$80,798
Consulting expenses	97,346	6,123
Depreciation and amortization	8,551	4,748
Office expenses	43,860	6,930
Salaries and Benefits	131,456	51,736
	$2,520,496	$150,335

Research and development	2022	2021
Consulting expenses	$288,593	$18,151
Depreciation and amortization	25,353	14,074
Lab and office expenses	136,553	20,546
Salaries and benefits	389,714	153,375
Materials for clinical study	71,503	-
	$911,716	$206,146